SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 1, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 1, 2016 the company informed that the ordinary and extraordinary general meeting dated 31.10.2016 appointed the following members of the Supervisory Committee: Messrs José Daniel Abelovich, Marcelo Hector Ivonne Fuxman and Naomi Cohn as syndics and Messrs Alicia Graciela Rigueira Sergio Leonardo and Roberto Daniel Kolaczyk Murmis as alternate syndics for a period of one year.

It was also designated as certifying accountants for the year 2016/2017: (a) PRICEWATERHOUSE & Co. PriceWaterhouseCoopers member in the person of Eduardo Alfredo Loiacono as Regular External Auditor, in the person of Carlos Martin Barbafina as External Auditor and Alternate in the person of Walter Rafael Záblocký as Alternate External Auditor; and (b) Abelovich Polano & Asociados in the person of Noemi Ivonne Cohn as Regular External Auditor and in the person of Hector Marcelo Fuxman as Alternate External Auditor.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 1, 2016